

05040107

ES
E COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/04 (MM/DD/YY) AND ENDING 01/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPC EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 HORIZONS DRIVE
(No. and Street)

COLUMBUS, (City) OHIO (State) 43220 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS SHEFFIELD (614) 267-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARK P. MURPHY & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

1051 OLD HENDERSON ROAD, SUITE A (Address) COLUMBUS, (City) OHIO (State) 43220 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS SHEFFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPC EQUITIES, INC., as of JANUARY 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Douglas M. Sheffield
Signature

PRESIDENT
Title

JULIE ANN MERCER
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires 07-31-08
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPC EQUITIES, INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

JANUARY 31, 2005

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND LIABILITIES SUBORDINATED TO THE CLAIMS OF CREDITORS	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-8
ADDITIONAL INFORMATION	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	9
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3	10
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3	10
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS	10
INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC. RULE 15c3-3	11-12

MARK P. MURPHY & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
PPC Equities, Inc.

We have audited the accompanying statements of financial condition of PPC Equities, Inc. (the Company) as of January 31, 2005, and the related statements of income, changes in stockholders' equity and liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPC Equities, Inc. at January 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Mark P. Murphy & Associates, CPAs
Columbus, Ohio
March 16, 2005

1051 OLD HENDERSON ROAD • SUITE A • COLUMBUS, OHIO 43220

(614) 459-3182 • FAX (614) 459-6547

PPC EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2005

ASSETS

Current Assets	
Cash, including interest-bearing deposits of $25,947	$ 26,749
Commissions receivable	5,786
Intercompany accounts receivable	63,000
Total Current Assets	95,535
Investments (Note 6)	17,120
Total Assets	$ 112,655

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 570
Income taxes payable	9,429
Total Liabilities	9,999
Stockholders' Equity	
Common stock, no par value, 750 shares authorized; 200 shares issued and outstanding, at stated value.	500
Additional paid-in capital	27,000
Retained earnings	84,036
Accumulated unrealized loss on securities (Note 6)	(8,880)
Total Stockholders' Equity	102,656
Total Liabilities and Stockholders' Equity	$ 112,655

The accompanying notes are an integral part of these financial statements.

PPC EQUITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JANUARY 31, 2005

REVENUE		
Commissions-insurance	$	13,097
Commissions-securities		72,028
Commissions-syndication fees		163,905
Interest		295
Total Revenue		249,325
EXPENSES		
Administrative fees (Note 3)		194,450
Professional fees		11,371
Dealers in intangibles tax		425
Total Expenses		206,246
Net Income Before Income Taxes		43,079
Income taxes (Note 4)		9,429
Net Income	$	33,650

The accompanying notes are an integral part of these financial statements.

PPC EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND LIABILITIES SUBORDINATED TO THE CLAIMS OF CREDITORS
FOR THE YEAR ENDED JANUARY 31, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at January 31, 2004	$ 500	$ 27,000	$ 50,386	$ -
Net Income	0	0	33,650	0
Unrealized loss on securities (Note 6)	0	0	0	(8,880)
Balance at January 31, 2005	$ 500	$ 27,000	$ 84,036	$ (8,880)

The accompanying notes are an integral part of these financial statements.

PPC EQUITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2005

Cash flows from operating activities:	
Net income	$ 33,650
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in commissions receivable	(1,025)
Increase in intercompany accounts receivable	(63,000)
Increase in income taxes payable	9,429
Increase in accounts payable	420
Net Cash Provided by Operating Activities	(20,526)
Net Cash Used by Investment Activities	0
Net Cash From Financing Activities	0
Net decrease in cash and cash equivalents	(20,526)
Cash and cash equivalents, beginning of year	47,275
Cash and cash equivalents, end of year	$ 26,749

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Income taxes	$ 0
Interest	$ 0
Non-cash investing and financial activities:	
Loss on securities included in other comprehensive income (Note 6)	$ (8,880)

The accompanying notes are an integral part of these financial statements.

PPC EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2005

1. ORGANIZATION

The Company was incorporated in the State of Ohio on November 26, 1985 as Pro-Tax Investments, Inc., and on October 4, 1986, changed names to First Columbus Equities, Inc. The name was changed to PPC Equities, Inc. during 2003.

The Company operates as a registered broker and dealer in securities in Ohio and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company participates in underwriting on a "best efforts" basis where all customer funds are forwarded to an independent escrow agent.

During 1995, the Company added sales of annuities and life insurance to their business activities. To acquire a license to sell insurance, the state of Ohio requires a company to have an individual hold stock with voting rights.

On June 27, 1995, the Company split common stock between Class A shares and Class B shares, with no par value. As of December 31, 1995, there are 375 shares authorized for each class, and 100 shares of each class are outstanding. Class A shares, which are owned by an individual, have voting rights, but no dividend and liquidation rights. Class B shares, which are owned by Professional Planning Consultants, Inc. (PPC), have no voting rights, but do have dividend and liquidation rights.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts, certificates of deposit and petty cash to be cash equivalents.

Fair Value of Financial Instruments

The Company believes that the fair value of its financial instruments (cash, trade receivables, and trade payables) approximates their carrying value based on the related interest rates and corresponding risk.

PPC EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company files its Federal income tax return as a consolidated subsidiary of PPC, using the cash basis. The Company provides deferred income taxes on timing differences between book and tax treatment of revenues and expenses. Income tax expense is allocated to each company in the group based upon their relative share of taxable income.

3. RELATED PARTY TRANSACTIONS

The Company has an agreement with PPC whereby all management, office rent, and utilities are provided by PPC. As such, the Company has no employees but utilizes the resources of PPC. At January 31, 2005, the accompanying financial statements include $187,450 in administrative fees that were paid to PPC. During the year, the Company had advanced $70,000 to the parent company PPC and was owed $63,000 as of January 31, 2005.

4. INCOME TAXES

Current:	
Federal	$ 6,371
State and Local	3,058
	9,429
Deferred:	
Federal	0
Local	0
	0
Income Taxes	$ 9,429

A reconciliation of the income tax expense in the accompanying financial statements to the amount of income tax expense that would result from applying the Federal statutory rate to pretax income is as follows:

Expected income tax (benefit) at the Federal statutory rate	$ 14,647
Surtax exemption	(8,185)
Adjust for state and local taxes	3,058
Other	(91)
	$ 9,429

There are no deferred income taxes recorded in the balance sheet at January 31, 2005.

PPC EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2005

5. NET CAPITAL REQUIREMENTS

As a registered broker, PPC Equities, Inc., is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements for its registrants. Accordingly, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate debt items. At January 31, 2005, the Company had net capital of $22,001, which exceeded the requirements of $5,000 by $17,001.

6. SECURITIES AND OTHER INVESTMENTS AVAILABLE-FOR-SALE

The Company's marketable securities consist of equity securities that have a readily determinable fair market value. In accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Debt and Equity Securities" (SFAS 115) securities are classified into three categories: held-to-maturity, as available-for-sale, and trading. Securities classified as available-for-sale may be sold in response to changes in interest rates and the stock market, liquidity needs, and for other purposes.

Available-for-sale securities are reported at fair value and include securities not classified as held-to-maturity or trading. Management determines the appropriate classification of its investments at the time or purchase and re-evaluates such determination at each balance sheet date.

Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported, net of any income tax effect, as a separate component of stockholder's equity, as Accumulated Other Comprehensive Income. Realized gains and losses are reported as earnings based on the adjusted cost of the specific security sold.

As of January 31, 2005,

Cost basis of investments	$ 26,000
Unrealized loss	(8,880)
Fair market value of investments available-for-sale	$ 17,120

PPC EQUITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2005

	2005
Net Capital:	
Total stockholders' equity	$ 102,656
Deductions:	
Investment in NASD	(17,120)
Intercompany accounts receivable	(63,000)
Net Capital before haircuts on securities positions	22,536
Haircut on securities-2% of money market account	(535)
Net Capital	$ 22,001
Total Aggregate Indebtedness	$ 9,999
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 17,001
Excess Net Capital @ 1000%	$ 21,001
Ratio: Aggregate Indebtedness to Net Capital	.45 to 1.00
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of January 31, 2005	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 26,215
Audit adjustment for accounts receivable	5,785
Audit adjustment for accounts payable	(570)
Audit adjustment for income taxes payable	(9,429)
Net Capital	$ 22,001

PPC EQUITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of January 31, 2005

(NOT REQUIRED)

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of January 31, 2005

(NOT REQUIRED)

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of January 31, 2005

(NOT REQUIRED)

MARK P. MURPHY & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
PPC Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of PPC Equities, Inc. (the Company), for the year ended January 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1051 OLD HENDERSON ROAD • SUITE A • COLUMBUS, OHIO 43220

(614) 459-3182 • FAX (614) 459-6547

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Mark P. Murphy & Associates
Columbus, Ohio
March 16, 2005